SCHEDULE I
                                      TO
                        DISTRIBUTION AND SERVICE PLAN
                                     FOR
                   CLASS C SHARES OF THE VICTORY PORTFOLIOS

                           DATED FEBRUARY 26, 2002



This Plan shall be adopted with respect to Class C Shares of the following series of The Victory Portfolios:

Fund                                              Rate*
----                                              -----

1.    Diversified Stock Fund                      1.00%**
2.    Fund for Income                             1.00%**
3.    Nasdaq-100 Index(R)Fund                     1.00%**
4.    Real Estate Fund                            1.00%**

* Expressed as a percentage per annum of the average daily net assets of each Fund attributed to its Class C Shares.

** Of this amount, no more than the maximum amount permitted by the Conduct Rules of the National Association of Securities Dealers, Inc. will be used to finance activities primarily intended to result in the sale of Class C shares.